SEC 1745 (02-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 1)

TheraSense, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

883381105

(CUSIP Number)

June 17, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ X ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 883381105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Disetronic Holding AG Brunnmattstrasse 6 Burgdorf, CH 3401 Switzerland

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	Not Applicable	(a) [ ]
(b) [ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,591,300

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 1,591,300

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,591,300

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] Not Applicable

11.	Percent of Class Represented by Amount in Row (9) 3.91%

12.	Type of Reporting Person (See Instructions) CO

Item 1.
	(a)	Name of Issuer The name of the issuer is TheraSense, Inc.
	(b)	Address of Issuer's Principal Executive Offices The address of the principal executive offices of TheraSense, Inc. is 1360 South Loop Road, Alameda, CA 94502.

Item 2.
	(a)	Name of Person Filing Disetronic Holding AG
	(b)	Address of Principal Business Office or, if none, Residence The address of Disetronic’s principal place of business is Brummattstrasse 6, Burgdorf, CH 3401 Switzerland.
	(c)	Citizenship Disetronic is a corporation organized under the laws of Switzerland.
	(d)	Title of Class of Securities The class of equity securities to which this Statement relates is the common stock, $0.001 par value per share, of TheraSense, Inc. (the “Common Stock”).
	(e)	CUSIP Number The CUSIP number of the Common Stock is 883381105.

Item 3.	If this Statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the filing person is a
	(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not applicable

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: See Item 9 of cover page.
(b) Percent of class: See Item 11 of cover page.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote
(ii) Shared power to vote or to direct the vote
(iii) Sole power to dispose or to direct the disposition of
(iv) Shared power to dispose or to direct the disposition of
See Items 5-8 of cover page.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than 5% of the class of the securities, check the following: ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2002	DISETRONIC HOLDING AG

	By:	/s/ Daniel Löhrer
Daniel Löhrer
	Its:	Group Treasurer

	By:	/s/ Dr. Meat Maurer
Dr. Beat Maurer
	Its:	Counsel